Manulife Reports
Third Quarter 2026 Results
TSX/NYSE/PSE: MFC    SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – November 4, 2026 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2026, delivering record core earnings1 and continued
strong momentum in Asia.
Key highlights for the third quarter of 2026 (“3Q26”) include:
•Core earnings of $2.1 billion, up 4% on a CER basis2 compared with the third quarter of 2025 (“3Q25”)
•Net income attributed to shareholders of $1.4 billion, down $0.4 billion from 3Q25
•Core EPS3 of $1.24, up 6%2 from 3Q25. EPS of $0.82, down 21%2 from 3Q25
•Core ROE3 of 17.8% and ROE of 11.8%
•LICAT ratio4 of 136%
•APE sales5, new business CSM2 and new business value (“NBV”)5 were broadly in line with 3Q25
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $3.6 billion, compared with $6.2 billion of net outflows in 3Q25
“We delivered strong third quarter results, achieving record core EPS and 17.8% core ROE, driven by double-
digit core earnings growth in Asia and meaningful contributions from our North American insurance businesses.
These results reflect the disciplined execution of the strategy we launched a year ago and our ability to deliver sustained growth in an uncertain environment.”
“During the quarter, we expanded customer choice through enhanced investment and protection offerings,
completed Manulife | Comvest’s largest fundraise in the history of Comvest's private credit platform, scaled AI-
enabled capabilities that are delivering measurable outcomes for customers and advisors, and advanced new health and longevity solutions and partnerships. Together, these actions are strengthening our competitive position, deepening customer relationships, and creating long-term value for shareholders.”
— Phil Witherington, Manulife President & Chief Executive Officer
“We remained disciplined in our capital deployment during the quarter, returning $1.3 billion to shareholders while maintaining a strong balance sheet, with a LICAT ratio of 136% and a financial leverage ratio3 below our medium-term target. In addition, we completed our annual review of actuarial methods and assumptions, resulting in a net favourable impact and reinforcing the robustness of our reserves.”
“As we continue to invest in growth across our businesses, we also further improved our expense efficiency during the quarter. Our financial flexibility and consistent execution position us well to sustain long-term value creation.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q26	3Q25	Change[2,5]	2026	2025	Change[2,5]
Net income attributed to shareholders	$1,424	$1,799	(22)%	$4,681	$4,073	15%
Core earnings	$2,125	$2,035	4%	$5,884	$5,528	8%
EPS ($)	$0.82	$1.02	(21)%	$2.67	$2.25	18%
Core EPS ($)	$1.24	$1.16	6%	$3.39	$3.10	11%
ROE	11.8%	16.0%	(4.2) pps	13.3%	11.8%	1.5 pps
Core ROE	17.8%	18.1%	(0.3) pps	16.9%	16.2%	0.7 pps
Book value per common share ($)	$28.06	$26.07	8%	$28.06	$26.07	8%
Adjusted book value per common share ($)[3]	$41.78	$38.22	9%	$41.78	$38.22	9%
Financial leverage ratio (%)[3]	23.0%	22.7%	0.3 pps	23.0%	22.7%	0.3 pps
APE sales	$2,626	$2,576	(0)%	$8,145	$7,495	9%
New business CSM	$957	$966	(2)%	$3,000	$2,755	9%
NBV	$907	$906	(1)%	$2,780	$2,659	5%
Global WAM net flows ($ billions)	$(3.6)	$(6.2)	43%	$(7.5)	$(4.8)	(60)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q26	3Q25	Change[5]	2026	2025	Change[5]
Asia (US$)
Net income attributed to shareholders	$510	$649	(23)%	$1,711	$1,684	1%
Core earnings	635	550	17%	1,849	1,562	20%
APE sales	1,455	1,452	(1)%	4,550	4,097	10%
New business CSM	518	516	0%	1,664	1,494	11%
NBV	491	490	0%	1,530	1,398	9%
Canada
Net income attributed to shareholders	$205	$449	(54)%	$749	$1,061	(29)%
Core earnings	440	428	3%	1,171	1,221	(4)%
APE sales	384	374	3%	1,226	1,210	1%
New business CSM	114	109	5%	346	300	15%
NBV	159	159	0%	473	500	(5)%
U.S. (US$)
Net income attributed to shareholders	$137	$(54)	-	$348	$(425)	-
Core earnings	254	241	5%	713	633	13%
APE sales	147	146	1%	447	396	13%
New business CSM	85	106	(20)%	253	262	(3)%
NBV	45	52	(13)%	137	146	(6)%
Global WAM
Net income attributed to shareholders	$463	$523	(13)%	$1,380	$1,448	(4)%
Core earnings	503	525	(5)%	1,456	1,442	2%
Gross flows ($ billions)[5]	56.1	47.3	16%	170.8	141.4	21%
Average AUMA ($ billions)[5]	1,198	1,066	11%	1,158	1,038	12%
Core EBITDA margin (%)[3]	29.6%	30.9%	-130 bps	30.0%	29.8%	20 bps

Strategic Highlights
We are expanding customer access to wealth solutions through product enhancements and expansion
In Canada, we expanded our segregated fund lineup by adding eight new funds and broadened access to eleven existing funds. The enhanced suite increases investment choice and flexibility for customers and advisors, helping
Canadians diversify their portfolios, build long-term wealth, and pursue their evolving financial goals.
In Global WAM, we raised US$5.4 billion of capital through the close of Comvest Credit Partners VII. This marked
Manulife | Comvest’s largest fundraise in the history of Comvest’s private credit platform6, attracting commitments from both existing and new institutional investors and expanding the platform’s global investor relationships.
In the U.S., we broadened our ability to meet a wider range of customer protection and long-term planning needs through enhancements to our indexed universal life and survivorship indexed universal life solutions, and the introduction of three differentiated term life insurance solutions. Together, these enhancements and new offerings expand our protection portfolio and provide financial professionals with greater choice and flexibility to address evolving customer needs.
We are scaling and advancing solutions as an AI-powered organization while further enhancing AI governance and responsible use
We expanded our strategic partnership with Microsoft through a new five-year agreement. The agreement includes extending Microsoft 365 Copilot to more than 30,000 employees to further enable productivity and innovation, as well as deploying Microsoft Agent 365 to strengthen enterprise AI governance and drive AI solutions at enterprise scale.
In Asia, we continued to extend proven AI-enabled advisory capabilities into new markets, bringing these capabilities to the Chinese Mainland and Malaysia to help agents analyze customer and family coverage, identify protection gaps across life, health, and investment goals, recognize life-event triggers, and prepare for customer meetings. In Malaysia, the tool also generates personalized talking points, including needs-based analysis questions, and recommends next steps linked to customers' financial planning goals.
In Global WAM, we completed the rollout of an AI-enabled advisor engagement platform to all external wholesalers and investment specialists across North America Retail, identifying four times more product opportunities and capturing richer advisor insights. The platform also improved productivity through automated documentation, reducing meeting administration and follow-up activities, saving approximately 30 minutes per session.
In the U.S., we scaled our Quick Quote underwriting support tool to automate more than 70% of preliminary assessments, up from nearly 50% in the first quarter of 2026, rapidly expanding our proven AI-enabled underwriting capability to reduce average turnaround time and optimize our utilization of underwriting expertise.
We are advancing our health and longevity leadership through innovative strategic partnerships, expanded wellness offerings and simpler access to healthcare
In Asia, we signed a Memorandum of Understanding (“MOU”) with Ant Health7, setting out a collaboration framework covering health management services, cross-boundary healthcare support, digital health capabilities and insurance technology. In October, we launched the first initiative under the MOU, offering cashless direct billing through Alipay for eligible customers at participating healthcare providers in the Chinese Mainland, making healthcare access easier.
In Canada, we began offering AI-enabled virtual physiotherapy in partnership with Sword®, a global AI health company, to eligible Group Benefits members on disability with musculoskeletal conditions. This initiative helps address barriers to care through convenient, personalized support from licensed Canadian clinicians while supporting faster recovery and return-to-work outcomes.
In the U.S., we strengthened our leadership in longevity and differentiated behavioural insurance by expanding the health and wellness offerings available through John Hancock Vitality, including Prenuvo’s advanced heart health scan and ŌURA’s latest smart ring, providing customers access to additional tools and insights to help them live longer, healthier, better lives.

Continued business growth drove record core earnings8
Core earnings of $2.1 billion in 3Q26, up 4% from 3Q25
The increase in core earnings reflected strong business growth in Asia and the U.S., higher revenues in Global
WAM, improved insurance experience, and the net positive impact of 3Q26 updates to actuarial methods and assumptions, partially offset by increased expected credit loss (“ECL”) provisions and the impact of the eMPF transition in Hong Kong.
•Asia core earnings increased 17%, reflecting continued business growth, the net positive impact of 3Q26 updates to actuarial methods and assumptions, improved impact of new business and improved claims experience, partially offset by increased ECL provisions.
•Global WAM core earnings decreased 5%, as higher net fee income from favourable market impacts over the
past 12 months and contributions from the Manulife | Comvest business were more than offset by the impact
of the eMPF transition in Hong Kong, higher workforce-related expenses and investment in business growth, favourable tax true-ups in 3Q25, and lower performance fees.
•Canada core earnings increased 3%, reflecting more favourable claims experience in Individual Insurance, higher Manulife Bank earnings and higher investment spreads, partially offset by unfavourable claims experience in Group Insurance and increased ECL provisions.
•U.S. core earnings increased 5%, reflecting favourable life insurance claims experience, including net positive impacts from the 3Q26 updates to actuarial methods and assumptions, business growth and favourable tax items, partially offset by increased ECL provisions and unfavourable lapse experience.
•Corporate and Other core earnings decreased by $55 million, driven by the non-recurrence of a 3Q25 withholding tax adjustment and lower earnings on surplus assets, partially offset by favourable tax-related true-
ups.
Net income attributed to shareholders of $1.4 billion in 3Q26, $0.4 billion lower compared with 3Q25
The $0.4 billion decrease in net income was driven by a larger net charge on market experience and a net charge from our Vietnam operations9, partially offset by core earnings growth. The net charge from market experience in
3Q26 reflected lower than expected returns on alternative long-duration assets, mainly related to private equity, real estate, and farmland investments, as well as lower than expected returns on public equities and losses from derivatives and hedge accounting ineffectiveness.
Resilient new business results highlight the benefits of our diversified business model
APE sales, new business CSM and NBV were broadly in line with the prior year
•Asia delivered strong sales growth in Hong Kong and Japan, offset by lower sales in the Chinese Mainland.
APE sales, new business CSM and NBV were broadly in line with 3Q25. NBV margin was 35.3%.5
•In Canada, APE sales increased 3% and NBV was in line with 3Q25, largely driven by higher Individual
Insurance sales, partially offset by lower Group Insurance sales. New business CSM increased 5%, reflecting higher sales volumes in Individual Insurance and higher margins in Annuities, partially offset by lower margins in Individual Insurance.
•U.S. APE sales were in line with 3Q25, while changes in product mix resulted in a decrease in new business
CSM and NBV of 20% and 13%, respectively.
Global WAM net outflows of $3.6 billion in 3Q26, compared with net outflows of $6.2 billion in 3Q25
•Retirement net outflows were $4.9 billion in 3Q26 compared with net outflows of $1.6 billion in 3Q25. The variance is attributable to higher retirement plan redemptions in the U.S., higher net member withdrawals reflecting higher account balances from market growth across all regions, and lower new plan sales in
Canada.
•Retail net flows were neutral in 3Q26 compared with net outflows of $3.9 billion in 3Q25. The variance is primarily driven by higher net flows through our retail wealth business and third-party intermediaries in
Canada, and higher net flows in the Chinese Mainland, partially offset by lower net flows through third-party intermediaries in the U.S.
•Institutional Asset Management net inflows were $1.4 billion in 3Q26 compared with net outflows of $0.7 billion in 3Q25. The variance reflects higher net flows from fixed income mandates, private credit mandates in the
Manulife | Comvest business, equity and infrastructure mandates, partially offset by lower net flows from
money market mandates in the Chinese Mainland and from Manulife | CQS products.

New business growth continued to drive positive organic CSM movement and a higher CSM balance
CSM10 was $27,318 million as at September 30, 2026
CSM increased $2,349 million compared with December 31, 2025. Organic CSM movement contributed $1,622 million of the increase, representing a 9% annualized growth in our CSM net of NCI balance11, primarily driven by the impact of new business, interest accretion, and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $727 million, driven by the favourable impacts of changes in foreign currency exchange rates, partially offset by the net unfavourable impact of markets. Post-tax CSM net of NCI1 was $22,701 million as at September 30, 2026.
Annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a $128 million12 decrease in pre-tax fulfilment cash flows. Under International Financial Reporting Standards (as issued by the International Accounting Standards Board) (“IFRS”) 17, the impact of the annual review of actuarial methods and assumptions is reported in several places. The $128 million decrease in pre-tax fulfilment cash flows was comprised of a decrease in pre-tax net income attributed to shareholders of $217 million ($175 million post-
tax), a decrease in pre-tax net income attributed to participating policyholders of $4 million ($3 million post-tax), an increase in CSM of $47 million, an increase in pre-tax other comprehensive income attributed to shareholders of
$306 million ($240 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $4 million ($2 million post-tax).
The actuarial review this year included valuation model enhancements and assumption updates for U.S. life insurance riders, morbidity and mortality assumptions in Vietnam, valuation model updates for participating products in Asia, lapse assumptions for investment-linked products in Singapore, mortality assumptions in our U.S.
life insurance business, and other methodology refinements.

(1)Core earnings and post-tax contractual service margin (“CSM”) net of non-controlling interests (“NCI”) (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 3Q26
Management’s Discussion and Analysis (“3Q26 MD&A”).
(2)Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), new business
CSM, and net income attributed to shareholders are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
(3)Core EPS, core return on common shareholders’ equity (“ROE”), expense efficiency ratio, adjusted book value per common share, financial leverage ratio, and core earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin are non-GAAP ratios.
(4)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions LICAT Public Disclosure Requirements guideline.
(5)For more information on annualized premium equivalent (“APE”) sales, NBV, net flows, gross flows, average assets under management and administration
(“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, and average AUMA are stated on a constant exchange rate basis.
(6)The largest fundraise in the history of Comvest Credit Partners, including prior to its combination with Manulife.
(7)AHA Healthcare Technology HK Limited.
(8)See section A1 “Profitability” in our 3Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(9)Reflects a net charge from a partial impairment of a bancassurance asset and a gain on the sale of a Vietnam insurance subsidiary.
(10)CSM net of NCI.
(11)Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
(12)This amount excludes the portion related to NCI.

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its Third Quarter 2026 results on November 5, 2026, at
8:00 a.m. (ET). To access the conference call, dial 1-888-317-6003 or 1-647-846-2809 (Passcode: 0306024#).
Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/ca/en/about-us/investors/
results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until February 5, 2027, by dialing 1-855-669-9658 or 1-412-317-0088 (Passcode: 8612393#).
The Third Quarter 2026 Statistical Information Package is also available on the Manulife website at https://
www.manulife.com/ca/en/about-us/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s Third Quarter 2026 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2026, prepared in accordance with IFRS, which is available on our website at https://
www.manulife.com/ca/en/about-us/investors/results-and-reports. The Company’s 3Q26 MD&A and additional information relating to the Company is available on the SEDAR+ website at https://www.sedarplus.ca and on the
U.S. Securities and Exchange Commission’s (“SEC”) website at https://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	3Q26	2Q26	3Q25	2026	2025
Core earnings
Asia	$890	$853	$759	$2,563	$2,184
Canada	440	379	428	1,171	1,221
U.S.	356	301	332	988	887
Global Wealth and Asset Management	503	505	525	1,456	1,442
Corporate and Other	(64)	(115)	(9)	(294)	(206)
Total core earnings	$2,125	$1,923	$2,035	$5,884	$5,528
Items excluded from core earnings
Market experience gains (losses)	(388)	201	(2)	(853)	(1,221)
Updates to actuarial methods and assumptions that flow directly through income	(175)	-	(216)	(175)	(216)
Restructuring charge	-	-	-	-	-
Amortization of acquisition-related intangible assets	(18)	(16)	(6)	(52)	(6)
Reinsurance transactions, tax-related items and other	(120)	2	(12)	(123)	(12)
Net income attributed to shareholders	$1,424	$2,110	$1,799	$4,681	$4,073
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with IFRS. We use a number of non-
GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and other Financial Measures
Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of
NCI”);  and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; CSM; CSM net of NCI and new business CSM.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; and percentage growth/
decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”); CSM; CSM net of NCI; and new business
CSM.
Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than new business CSM are provided in our 3Q26 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 3Q26 MD&A, which is incorporated by reference.

Reconciliation of core earnings to net income attributed to shareholders – 3Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$857	$265	$217	$565	$(151)	$1,753
Income tax (expenses) recoveries
Core earnings	(107)	(114)	(69)	(104)	61	(333)
Items excluded from core earnings	18	71	44	12	(56)	89
Income tax (expenses) recoveries	(89)	(43)	(25)	(92)	5	(244)
Net income (post-tax)	768	222	192	473	(146)	1,509
Less: Net income (post-tax) attributed to
Non-controlling interests	8	-	-	10	3	21
Participating policyholders	47	17	-	-	-	64
Net income (loss) attributed to shareholders (post- tax)	713	205	192	463	(149)	1,424
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(87)	(143)	(71)	(25)	(62)	(388)
Updates to actuarial methods and assumptions that flow directly through income	10	(92)	(93)	-	-	(175)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(100)	-	-	3	(23)	(120)
Core earnings (post-tax)	$890	$440	$356	$503	$(64)	$2,125
Income tax on core earnings (see above)	107	114	69	104	(61)	333
Core earnings (pre-tax)	$997	$554	$425	$607	$(125)	$2,458
Core earnings, CER basis and U.S. dollars – 3Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$890	$440	$356	$503	$(64)	$2,125
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$890	$440	$356	$503	$(64)	$2,125
Income tax on core earnings, CER basis(2)	107	114	69	104	(61)	333
Core earnings, CER basis (pre-tax)	$997	$554	$425	$607	$(125)	$2,458
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$635		$254
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$635		$254
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q26.

Reconciliation of core earnings to net income attributed to shareholders – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,464	$401	$181	$623	$103	$2,772
Income tax (expenses) recoveries
Core earnings	(123)	(97)	(67)	(101)	31	(357)
Items excluded from core earnings	(107)	27	39	(2)	(54)	(97)
Income tax (expenses) recoveries	(230)	(70)	(28)	(103)	(23)	(454)
Net income (post-tax)	1,234	331	153	520	80	2,318
Less: Net income (post-tax) attributed to
Non-controlling interests	126	-	-	6	5	137
Participating policyholders	46	25	-	-	-	71
Net income (loss) attributed to shareholders (post- tax)	1,062	306	153	514	75	2,110
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	209	(70)	(150)	22	190	201
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(16)	-	(16)
Reinsurance transactions, tax-related items and other	-	(3)	2	3	-	2
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings (see above)	123	97	67	101	(31)	357
Core earnings (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings, CER basis and U.S. dollars – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
CER adjustment(1)	9	-	4	4	-	17
Core earnings, CER basis (post-tax)	$862	$379	$305	$509	$(115)	$1,940
Income tax on core earnings, CER basis(2)	125	97	67	102	(31)	360
Core earnings, CER basis (pre-tax)	$987	$476	$372	$611	$(146)	$2,300
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$616		$218
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$615		$218
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q26.

Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post- tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	1	-	6	4	1	12
Core earnings, CER basis (post-tax)	$760	$428	$338	$529	$(8)	$2,047
Income tax on core earnings, CER basis(2)	94	119	80	82	(90)	285
Core earnings, CER basis (pre-tax)	$854	$547	$418	$611	$(98)	$2,332
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	(8)		-
Core earnings, CER basis (post-tax), US $	$542		$241
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q25.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,097	$991	$557	$1,677	$(331)	$5,991
Income tax (expenses) recoveries
Core earnings	(330)	(299)	(214)	(293)	134	(1,002)
Items excluded from core earnings	(116)	124	140	22	(96)	74
Income tax (expenses) recoveries	(446)	(175)	(74)	(271)	38	(928)
Net income (post-tax)	2,651	816	483	1,406	(293)	5,063
Less: Net income (post-tax) attributed to
Non-controlling interests	167	-	-	26	8	201
Participating policyholders	114	67	-	-	-	181
Net income (loss) attributed to shareholders (post- tax)	2,370	749	483	1,380	(301)	4,681
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(103)	(327)	(414)	(25)	16	(853)
Updates to actuarial methods and assumptions that flow directly through income	10	(92)	(93)	-	-	(175)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(52)	-	(52)
Reinsurance transactions, tax-related items and other	(100)	(3)	2	1	(23)	(123)
Core earnings (post-tax)	$2,563	$1,171	$988	$1,456	$(294)	$5,884
Income tax on core earnings (see above)	330	299	214	293	(134)	1,002
Core earnings (pre-tax)	$2,893	$1,470	$1,202	$1,749	$(428)	$6,886
Core earnings, CER basis and U.S. dollars – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,563	$1,171	$988	$1,456	$(294)	$5,884
CER adjustment(1)	23	-	10	10	1	44
Core earnings, CER basis (post-tax)	$2,586	$1,171	$998	$1,466	$(293)	$5,928
Income tax on core earnings, CER basis(2)	333	299	217	295	(135)	1,009
Core earnings, CER basis (pre-tax)	$2,919	$1,470	$1,215	$1,761	$(428)	$6,937
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,849		$713
CER adjustment US $(1)	(3)		-
Core earnings, CER basis (post-tax), US $	$1,846		$713
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2026 year-to-date core earnings.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,230	$1,382	$(809)	$1,709	$(323)	$5,189
Income tax (expenses) recoveries
Core earnings	(288)	(318)	(200)	(257)	152	(911)
Items excluded from core earnings	(225)	20	401	(1)	(8)	187
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (post-tax)	2,717	1,084	(608)	1,451	(179)	4,465
Less: Net income (post-tax) attributed to
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders (post- tax)	2,349	1,061	(608)	1,448	(177)	4,073
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	257	(216)	(1,260)	23	(25)	(1,221)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	(53)	(2)	-	(11)	54	(12)
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
Income tax on core earnings (see above)	288	318	200	257	(152)	911
Core earnings (pre-tax)	$2,472	$1,539	$1,087	$1,699	$(358)	$6,439
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
CER adjustment(1)	(24)	-	-	(2)	1	(25)
Core earnings, CER basis (post-tax)	$2,160	$1,221	$887	$1,440	$(205)	$5,503
Income tax on core earnings, CER basis(2)	286	318	199	256	(151)	908
Core earnings, CER basis (pre-tax)	$2,446	$1,539	$1,086	$1,696	$(356)	$6,411
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,562		$633
CER adjustment US $(1)	(20)		-
Core earnings, CER basis (post-tax), US $	$1,542		$633
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.
Core earnings available to common shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core earnings	$2,125	$1,923	$1,836	$1,993	$2,035	$5,884	$5,528	$7,521
Less: Preferred share dividends and other equity distributions	59	103	58	103	58	220	218	321
Core earnings available to common shareholders	2,066	1,820	1,778	1,890	1,977	5,664	5,310	7,200
CER adjustment(1)	-	17	27	2	12	44	(25)	(23)
Core earnings available to common shareholders, CER basis	$2,066	$1,837	$1,805	$1,892	$1,989	$5,708	$5,285	$7,177
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.

Core ROE
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core earnings available to common shareholders	$2,066	$1,820	$1,778	$1,890	$1,977	$5,664	$5,310	$7,200
Annualized core earnings available to common shareholders (post-tax)	$8,197	$7,300	$7,211	$7,498	$7,844	$7,573	$7,099	$7,200
Average common shareholders’ equity (see below)	$46,038	$44,818	$43,717	$43,759	$43,238	$44,858	$43,693	$43,709
Core ROE (annualized) (%)	17.8%	16.3%	16.5%	17.1%	18.1%	16.9%	16.2%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$53,072	$52,324	$50,632	$50,121	$50,716	$53,072	$50,716	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$46,412	$45,664	$43,972	$43,461	$44,056	$46,412	$44,056	$43,461
Average common shareholders’ equity	$46,038	$44,818	$43,717	$43,759	$43,238	$44,858	$43,693	$43,709
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
Less: CSM for NCI	1,752	1,942	1,736	1,599	1,565
CSM, net of NCI	$27,318	$27,263	$25,589	$24,969	$24,718
CER adjustment(1)	-	175	472	795	379
CSM, net of NCI, CER basis	$27,318	$27,438	$26,061	$25,764	$25,097
CSM by segment
Asia	$19,741	$19,562	$18,228	$17,750	$17,580
Asia NCI	1,752	1,942	1,736	1,599	1,565
Canada	4,351	4,509	4,432	4,459	4,490
U.S.	3,220	3,188	2,927	2,760	2,649
Corporate and Other	6	4	2	-	(1)
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
CSM, CER adjustment(1)
Asia	$-	$173	$422	$696	$326
Asia NCI	-	22	79	120	123
Canada	-	-	-	-	-
U.S.	-	3	51	99	54
Corporate and Other	-	(1)	-	-	-
Total	$-	$197	$552	$915	$503
CSM, CER basis
Asia	$19,741	$19,735	$18,650	$18,446	$17,906
Asia NCI	1,752	1,964	1,815	1,719	1,688
Canada	4,351	4,509	4,432	4,459	4,490
U.S.	3,220	3,191	2,978	2,859	2,703
Corporate and Other	6	3	2	-	(1)
Total CSM, CER basis	$29,070	$29,402	$27,877	$27,483	$26,786
Post-tax CSM
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
Marginal tax rate on CSM	(4,802)	(4,781)	(4,510)	(4,403)	(4,347)
Post-tax CSM	$24,268	$24,424	$22,815	$22,165	$21,936
CSM, net of NCI	$27,318	$27,263	$25,589	$24,969	$24,718
Marginal tax rate on CSM net of NCI	(4,617)	(4,596)	(4,334)	(4,236)	(4,181)
Post-tax CSM net of NCI	$22,701	$22,667	$21,255	$20,733	$20,537
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q26.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
New business CSM
Hong Kong	$385	$322	$316	$244	$287	$1,023	$889	$1,133
Japan	104	122	167	159	76	393	231	390
Chinese Mainland	43	66	114	55	112	223	301	356
Singapore	155	228	165	159	182	548	460	619
Other(2)	38	39	40	80	55	117	209	289
Asia	725	777	802	697	712	2,304	2,090	2,787
Canada	114	129	103	135	109	346	300	435
U.S.	118	118	114	188	145	350	365	553
Total new business CSM	$957	$1,024	$1,019	$1,020	$966	$3,000	$2,755	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$3	$6	$1	$5	$9	$1	$2
Japan	-	1	1	(4)	(5)	2	(16)	(21)
Chinese Mainland	-	1	6	3	9	7	20	23
Singapore	-	2	3	2	4	5	11	13
Other(2)	-	1	-	(1)	(1)	1	(2)	(2)
Asia	-	8	16	1	12	24	14	15
Canada	-	-	-	-	-	-	-	-
U.S.	-	-	3	-	3	3	1	1
Total new business CSM	$-	$8	$19	$1	$15	$27	$15	$16
New business CSM, CER basis
Hong Kong	$385	$325	$322	$245	$292	$1,032	$890	$1,135
Japan	104	123	168	155	71	395	215	369
Chinese Mainland	43	67	120	58	121	230	321	379
Singapore	155	230	168	161	186	553	471	632
Other(2)	38	40	40	79	54	118	207	287
Asia	725	785	818	698	724	2,328	2,104	2,802
Canada	114	129	103	135	109	346	300	435
U.S.	118	118	117	188	148	353	366	554
Total new business CSM, CER basis	$957	$1,032	$1,038	$1,021	$981	$3,027	$2,770	$3,791
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 3Q26.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Net income (loss) attributed to shareholders:
Asia	$713	$1,062	$595	$623	$895	$2,370	$2,349	$2,972
Canada	205	306	238	252	449	749	1,061	1,313
U.S.	192	153	138	81	(75)	483	(608)	(527)
Global WAM	463	514	403	452	523	1,380	1,448	1,900
Corporate and Other	(149)	75	(227)	91	7	(301)	(177)	(86)
Total net income (loss) attributed to shareholders	1,424	2,110	1,147	1,499	1,799	4,681	4,073	5,572
Preferred share dividends and other equity distributions	(59)	(103)	(58)	(103)	(58)	(220)	(218)	(321)
Common shareholders’ net income (loss)	$1,365	$2,007	$1,089	$1,396	$1,741	$4,461	$3,855	$5,251
CER adjustment(1)
Asia	$-	$12	$10	$2	$32	$22	$21	$24
Canada	-	-	-	-	-	-	-	-
U.S.	-	2	3	-	(3)	5	12	12
Global WAM	-	5	7	-	7	12	(3)	(3)
Corporate and Other	-	4	(5)	(1)	1	(1)	16	14
Total net income (loss) attributed to shareholders	-	23	15	1	37	38	46	47
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$23	$15	$1	$37	$38	$46	$47
Net income (loss) attributed to shareholders, CER basis
Asia	$713	$1,074	$605	$625	$927	$2,392	$2,370	$2,996
Canada	205	306	238	252	449	749	1,061	1,313
U.S.	192	155	141	81	(78)	488	(596)	(515)
Global WAM	463	519	410	452	530	1,392	1,445	1,897
Corporate and Other	(149)	79	(232)	90	8	(302)	(161)	(72)
Total net income (loss) attributed to shareholders, CER basis	1,424	2,133	1,162	1,500	1,836	4,719	4,119	5,619
Preferred share dividends and other equity distributions, CER basis	(59)	(103)	(58)	(103)	(58)	(220)	(218)	(321)
Common shareholders' net income (loss), CER basis	$1,365	$2,030	$1,104	$1,397	$1,778	$4,499	$3,901	$5,298
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$510	$768	$433	$447	$649	$1,711	$1,684	$2,131
CER adjustment, US $(1)	-	(1)	(1)	(1)	14	(2)	9	8
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$510	$767	$432	$446	$663	$1,709	$1,693	$2,139
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,424	$2,110	$1,147	$1,499	$1,799	$4,681	$4,073	$5,572
Tax on net income attributed to shareholders	254	427	215	292	283	896	637	929
Net income (loss) attributed to shareholders (pre-tax)	1,678	2,537	1,362	1,791	2,082	5,577	4,710	6,501
CER adjustment(1)	-	23	19	6	7	42	(3)	3
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,678	$2,560	$1,381	$1,797	$2,089	$5,619	$4,707	$6,504
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.
Adjusted book value
($ millions)

	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
As at
Common shareholders’ equity	$46,412	$45,664	$43,972	$43,461	$44,056
Post-tax CSM, net of NCI	22,701	22,667	21,255	20,733	20,537
Adjusted book value	$69,113	$68,331	$65,227	$64,194	$64,593

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Global WAM core earnings (post-tax)	$503	$505	$448	$490	$525	$1,456	$1,442	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	104	101	88	93	82	293	257	350
Amortization of deferred acquisition costs and other depreciation	43	62	63	61	44	168	141	202
Amortization of deferred sales commissions	27	25	24	24	21	76	63	87
Core EBITDA	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
CER adjustment(1)	-	6	8	1	7	14	(2)	(1)
Core EBITDA, CER basis	$677	$699	$631	$669	$679	$2,007	$1,901	$2,570
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core EBITDA margin
Core EBITDA	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
Core revenue	$2,288	$2,220	$2,146	$2,285	$2,175	$6,654	$6,384	$8,669
Core EBITDA margin	29.6%	31.2%	29.0%	29.2%	30.9%	30.0%	29.8%	29.7%
Global WAM core revenue
Other revenue per financial statements	$2,077	$2,216	$1,930	$2,147	$2,145	$6,223	$5,982	$8,129
Less: Other revenue in segments other than Global WAM	(74)	155	(56)	28	121	25	79	107
Other revenue in Global WAM (fee income)	$2,151	$2,061	$1,986	$2,119	$2,024	$6,198	$5,903	$8,022
Investment income per financial statements	$5,087	$4,875	$4,536	$5,358	$4,682	$14,498	$13,656	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(2,237)	5,705	(1,384)	1,106	3,784	2,084	5,169	6,275
Total investment income	2,850	10,580	3,152	6,464	8,466	16,582	18,825	25,289
Less: Investment income in segments other than Global WAM	2,727	10,370	3,015	6,300	8,275	16,112	18,288	24,588
Investment income in Global WAM	$123	$210	$137	$164	$191	$470	$537	$701
Total other revenue and investment income in Global WAM	$2,274	$2,271	$2,123	$2,283	$2,215	$6,668	$6,440	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(33)	28	(28)	(1)	24	(33)	30	29
Revenue related to integration and acquisitions	19	23	5	(1)	16	47	26	25
Global WAM core revenue	$2,288	$2,220	$2,146	$2,285	$2,175	$6,654	$6,384	$8,669

Core expenses
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core expenses
General expenses – Statements of Income	$1,259	$1,248	$1,251	$1,327	$1,232	$3,758	$3,574	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	45	43	48	48	42	136	124	172
Directly attributable maintenance expense(1)	557	559	552	542	524	1,668	1,570	2,112
Total expenses	1,861	1,850	1,851	1,917	1,798	5,562	5,268	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	16	-	-	-	16
Amortization of acquisition-related intangible assets	24	21	23	16	8	68	8	24
Integration and acquisition	-	-	-	7	22	-	22	29
Legal provisions and other expenses	4	3	1	5	10	8	15	20
Total	28	24	24	44	40	76	45	89
Core expenses	$1,833	$1,826	$1,827	$1,873	$1,758	$5,486	$5,223	$7,096
CER adjustment(2)	-	10	19	2	12	29	(3)	(1)
Core expenses, CER basis	$1,833	$1,836	$1,846	$1,875	$1,770	$5,515	$5,220	$7,095
Total expenses	$1,861	$1,850	$1,851	$1,917	$1,798	$5,562	$5,268	$7,185
CER adjustment(2)	-	10	19	2	13	29	(2)	1
Total expenses, CER basis	$1,861	$1,860	$1,870	$1,919	$1,811	$5,591	$5,266	$7,186
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 3Q26.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, and the expected benefits and value derived from the use of AI and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”,
“suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”,
“continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’
expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our ability to execute our digital plans and to deploy future digital use cases, including with respect to AI, and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and
Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and
Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk
Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.